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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JOHNSTON BLAKELY & COMPANY LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 PINE STREET

(No. And Street)

MANCHESTER	MASSACHUSETTS	01944
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN J. CONWAY, MANAGING DIRECTOR (978) 526-4014

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR	BOSTON	MA	02109
(Address)	(City)	(state)	Zip Code)

SEC Mail Processing Section

FEB 2 5 2010

Washington, DC 121

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

AB 3/6

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I BENJAMIN J. CONWAY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSTON BLAKELY & COMPANY LLC as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

My Commission Expires 8/19/16

This report** contains (check all applicable boxes):

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[X] (m)A copy of the SIPC Supplemental Report.

[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSTON BLAKELY & COMPANY, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

JOHNSTON BLAKELY & COMPANY, LLC

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Johnston Blakely & Company, LLC
Manchester, Massachusetts

We have audited the accompanying statement of financial condition of Johnston Blakely & Company, LLC (the "Company") as of December 31, 2009 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 23, 2010

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Current assets:		
Cash	$	21,806
Accounts receivable		500,462
Other assets		4,512
Total assets	$	526,780
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	7,079
Total liabilities		7,079
Member's equity		519,701
Total liabilities and member's equity	$	526,780

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Investment banking	$ 1,013,333
Reimbursed expenses	11,685
Total revenue	1,025,018
Operating expenses:	
Contract service fees	55,974
Professional fees	12,693
License and permits	2,020
Other operating expenses	30,423
Total operating expenses	101,110
Net income	$ 923,908

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Member's equity at December 31, 2008	$ 10,793
Member contributions	30,000
Member distributions	(445,000)
Net income	923,908
Member's equity at December 31, 2009	$ 519,701

The accompanying notes are an integral part of these financial statements.

JOHNSTON BLAKELY & COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 923,908
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(500,462)
Deferred revenue	(8,333)
Other assets	(2,660)
Accounts payable	7,079
Net cash provided by operating activities	419,532
Cash flows from financing activities:	
Member contributions	30,000
Member distributions	(445,000)
Net cash used in financing activities	(415,000)
Net increase in cash	4,532
Cash, beginning of year	17,274
Cash, end of year	$ 21,806

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Johnston Blakely & Company, LLC (the "Company") is a sole member limited liability company located in Manchester, Massachusetts. The term of the Company will not be perpetual, but shall continue until the winding up and liquidation of the Company and completion of its business following a liquidating event, as provided in the Operating Agreement. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulation Authority ("FINRA"). The Company was formed in February 2006 and began operations as a broker-dealer in June 2006. The Company advises on and negotiates mergers, acquisitions, and private placements for established and emerging companies in the life sciences industries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting and reporting policies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash

The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation limit.

Accounts Receivable

The Company periodically reviews its contract receivable and records an allowance for bad debts based on its best estimate of uncollectible amounts.

Revenue Recognition

The Company enters into contracts with customers calling for advisory fees to be paid prior to the commencement of the term of the arrangement and closing fees paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is closed. Accordingly, management recognizes advisory fees in revenue when services are performed and recognizes closing fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is closed. Deferred revenue results from the billing in advance of advisory fees and is recognized ratably on a monthly basis over the terms of the arrangement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reimbursed Expenses

The Company includes all reimbursed expenses in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for limited liability companies. As a result, income and losses of the Company are passed through to its sole member for income tax reporting purposes.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2010 and concluded there were no material subsequent events requiring disclosure.

NOTE 3 – MAJOR CUSTOMERS

The Company earned 97% of its revenue from four customers during the year ended December 31, 2009.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents, as a tenant-at-will, office space in two locations from its sole member. For the year ended December 31, 2009, the Company incurred $6,563 for rental expense.

NOTE 5 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2009, the Company had net capital of $14,727, which was in excess of the minimum requirement by $9,727. At December 31, 2009, the Company had a ratio of aggregate indebtedness to net capital of 0.48 to 1.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Sole Member
Johnston Blakely & Company, LLC
Manchester, Massachusetts

In planning and performing our audit of the financial statements of Johnston Blakely & Company, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in an audit of the financial statements of Johnston Blakely & Company, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010. We noted that management had not reconciled various accounts in a timely manner, nor had all reconciling items been properly investigated or resolved. Because reconciliations had not been properly completed, we identified certain adjustments that were required to be recorded by management in the course of preparing the December 31, 2009 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and except as described in the immediately preceding paragraph with respect to the failure of the Company to properly and timely reconcile certain accounts, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 23, 2010

JOHNSTON BLAKELY & COMPANY, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2009

SCHEDULE I

Capital:	
Member's equity	$ 519,701
Non-allowable assets:	
Accounts receivable and other assets	(504,974)
Net capital	14,727
Minimum dollar net capital requirement	5,000
Excess net capital	$ 9,727
Aggregate indebtedness	$ 7,079
Percentage of aggregate indebtedness to net capital	0.48

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

JOHNSTON BLAKELY & COMPANY, LLC
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

JOHNSTON BLAKELY & COMPANY, LLC

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Sole Member
Johnston Blakely & Company, LLC
Manchester, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC)] for the period from April 1, 2009 to December 31, 2009, which were agreed to by Johnston Blakely & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Johnston Blakely & Company, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Johnston Blakely & Company, LLC's management is responsible for Johnston Blakely & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the Form SIPC-7T for the year ended December 31, 2009, noting no differences in the amounts reported on such forms, except amounts reported on Form SIPC-7T are for the period from April 1, 2009 through December 31, 2009 and not for the entire year ended December 31, 2009 as reported in Form X-17A-5.

3. Noted that there were no adjustments reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no exceptions;

5. Noted there was no overpayment to be applied to the current assessment when compared with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 23, 2010

JOHNSTON BLAKELY & COMPANY, LLC
SCHEDULE OF ASSESSMENT PAYMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2009

General assessment			$ 1,420
Less: payments made:			
	Date Paid	Amount	
	1/7/09	$ 150	150
Interest on late payment(s)			-
Total assessment balance and interest due			$ 1,270
Payment made with Form SIPC 7T			$ 1,270

JOHNSTON BLAKELY & COMPANY, LLC
DETERMINATION OF SIPC NET OPERATING REVENUES
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 568,304
Additions	-
Total additions	$ 568,304
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	$ -
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-
Net gain from securities in investment accounts	-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	-
Other	375
Total deductions	$ 375
SIPC net operating revenues	$ 567,929
General assessment @ .0025	$ 1,420